SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NextMark, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

         65338F 10 2

(CUSIP Number)

Dr. Bruno Wu

Oriental Plaza Bldg. W3 12 Fl. East Chang'an Ave. Dongcheng District Beijing, 100738 PRC

(+86) 10 8518-9669
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                           March 10, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

This information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65338F 10 2	Page 2 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Redrock Capital Venture Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A.
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 103,000,000 (The amount includes 15,166,667 shares of common stock issuable upon funding and conversion of a senior note obligation).
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 103,000,000 (The amount includes 15,166,667 shares of common stock issuable upon funding and conversion of a senior note obligation).
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,000,000 (The amount includes 15,166,667 shares of common stock issuable upon funding and conversion of a senior note obligation).
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.4%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 65338F 10 2	Page 3 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Bruno Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A.
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 114,921,526 shares of common stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 114,921,526 shares of common stock (1).
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,000,000 (The amount includes 15,166,667 shares of common stock issuable upon funding and conversion of a senior note obligation).
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.5%
14	TYPE OF REPORTING PERSON* IN

(1). The amount includes 103,000,000 shares of common stock attributable to Redrock, 11,741,526 shares of common stock held by Sun Media Investment Holding Limited (SMIH), and 180,000 shares held by Dr. Wu’s spouse, Ms. Yang Lan. Dr. Wu is Chairman and a Director of both Redrock and SMIH and may be deemed the beneficial owner of all such shares. His wife is the majority shareholder of both Redrock and SMIH. Dr. Wu disclaims ownership of all such shares.

CUSIP No. 65338F 10 2	Page 4 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Yang Lan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A.
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 114,921,526 shares of common stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 114,921,526 shares of common stock (1).
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,000,000 (The amount includes 15,166,667 shares of common stock issuable upon funding and conversion of a senior note obligation).
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.45
14	TYPE OF REPORTING PERSON* IN

(1). The amount includes 103,000,000 shares of common stock attributable to Redrock, 11,741,526 shares of common stock held by Sun Media Investment Holding Limited (SMIH), and 180,000 shares held individually by Ms. Yang Lan.  Ms. Yang Lan is the majority shareholder of both Redrock and SMIH, and may be deemed to be the beneficial holder of the shares held by Redrock and SMIH.

CUSIP No. 65338F 10 2	Page 5 of 8

Item 1. Security and Issuer.

Common Stock

Nextmart, Inc.

Oriental Plaza Bldg.

W3, Twelfth Floor,

1 East Chang’an Avenue,

Dongcheng District Beijing, 10073

Item 2. Identity and Background.

(a)-(c) and (f) The parties filing this reports are Redrock Capital Venture Ltd, a British Virgin Island company (“Purchaser”), Dr. Bruno Wu, and Ms. Yang Lan. The office address of all three parties is: Oriental Plaza Bldg. W3 12 Fl.East, Chang'an Ave. Dongcheng District, Beijing, 100738. Dr. Bruno Wu, who is the former Chairman is the Chairman of Purchaser, however, Dr. Wu has no ownership interest in the Purchaser. Mr. Wu’s spouse, Ms. Yang Lan, is the majority shareholder of Purchaser. She also is controlling shareholder of Sun Media Investment Holdings Ltd, a greater than 5% shareholder of the NextMart, Inc. (“NextMart”).

(d)-(e) None of Purchaser, Ms. Lan, or Dr. Wu, have, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining any of them from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Item 3. Source and Amount of Funds or Other Consideration.

On March 9, 2009, NextMart closed a Subscription Agreement with the Purchaser under which NextMart agreed to issue up to $1,500,000 of its senior convertible notes (“Senior Notes”). At closing, NextMart exchanged $1,250,000 in outstanding demand notes (see below description) for a like amount of the Senior Notes. The $1,250,000 Senior Note is due and payable on June 1, 2010. NextMart agreed to issue to Purchaser 3,000,000 of its common shares as prepaid interest for $1,500,000 in Senior Notes, of which 2,500,000 shares were issued as prepaid interest for the $1,250,000 Senior Note.

Commencing in September 2008, Dr. Bruno Wu, the former Chairman of NextMart, made loans to NextMart in various increments totaling approximately $1,000,000. These loans were evidenced by a demand note bearing no interest. Dr. Wu later assigned the demand note to Purchaser. Purchaser also made a loan to NextMart in the amount of $250,000, also under a demand note. These demand notes were the notes that were exchanged for the Senior Notes.

The Senior Notes are initially convertible into our common shares at a conversion price of $0.015 per share.  After the occurrence of an event of default under the Senior Notes, the conversion price shall be adjusted to eighty percent (80%) of the volume weighted average price of our common shares for the five trading days prior to a conversion date.

On March 10, 2009, Purchaser notified NextMart of its conversion election under $1,250,000 Senior Note. As a result of Purchasers conversion request, we are required to issue Purchaser 83,333,333 shares of its common stock. This amount is in addition to the 2,500,000 common shares issuable as prepaid interest under the $1,250,000 Senior Note.

Upon funding the balance of the Subscription Agreement ($250,000), NextMart will issue to Purchaser a $250,000 Senior Note and an additional 500,000 shares of its common stock as prepaid interest under the $250,000 Senior Note. The $250,000 Senior Note will have the same conversion privileges as the $1,250,000 Senior Note.

CUSIP No. 65338F 10 2	Page 6 of 8

Other than the funds provided by Dr. Wu, the funds provided to date by Purchaser and future funds to be provided by  Purchaser for the remainder of the Senior Notes ($250,000) were or will be from cash on hand.

The agreements relating the to acquisition of control disclosed herein attached as exhibits to NextMart’s amended Form 8-K dated March 18, 2009.

Item 4. Purpose of Transaction.

Purchaser converted the $1,250,000 Senior Note to reduce NextMart’s short term liabilities. NextMart has informed the Purchaser that NextMart intends to continue to seek a merger or acquisition candidate in the immediate future as previously reported by NextMart.

Other than as stated in this Item 4,  Purchaser has no plans or proposals that would relate to or result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (although Purchaser reserves the right to formulate specific plans and proposals with respect to, or change their intentions regarding, any or all of the foregoing).

Item 5. Interest in Securities of Issuer.

(a) — (b)  Purchaser is the beneficial owner and has voting rights to 103,000,000 shares of common stock of  NextMart, representing 53.4% of the issued and outstanding shares as calculated pursuant to Rule 13d–3(d)(1) of the Securities Exchange Act of 1934.  As reflected in the information above, Dr. Bruno Wu may be deemed the beneficial owner of 114,921,526 shares of common stock of NextMart, however, Dr. Wu has disclaimed ownership of these shares. He does not have voting rights to any such shares.  As reflected in the information above, Ms. Yang Lan is the beneficial owner of 180,000 shares, and may be deemed the beneficial owner of 114,741,526 shares of common stock of NextMart.

Except as set forth in this Item 5, none of Purchaser, Dr. Wu, or Ms. Lan beneficially owns or has the power to vote or cause the vote of any shares of common stock of NextMart.

(c) Except as disclosed herein, no transactions in Shares were effected by Purchaser, Dr. Wu or Ms. Lan, during the 60 days prior to the date hereof.

(d) — (e) Not applicable.

References to, and descriptions of, the agreements relating to the change of control described herein are not intended to be complete and are qualified in their entirety by reference to the actual agreements, copies of which are filed as exhibits to NextMart’s amended Form 8-K dated March 18, 2009.

Other than as described herein, no other transactions were effected by the reporting person in the past sixty days. Moreover, other than as described herein, no other person is known to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock and common stock warrants as described herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

None, other than as described herein.

CUSIP No. 65338F 10 2	Page 7 of 8

Item 7. Material To Be Filed as Exhibits.

The agreements relating the to acquisition of control disclosed herein are incorporated by reference to NextMart amended Form 8-K dated March 18, 2009.

CUSIP No. 65338F 10 2	Page 8 of 8

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature

Redrock Capital Venture Ltd

/s/ Bruno Wu

________________

Chairman

/s/ Bruno Wu

________________

Dr. Bruno Wu

/s/ Yang Lan

_________________

Ms. Yang Lan.

Date: May 31, 2009